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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of December 2006.
Commission File Number 0-16673
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
116 Main Street
3rd Floor
Road Town, Tortola
British Virgin Islands
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________________.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date December 5, 2006	By:	/s/ Warren Lee
		Name:	Warren Lee
		Title:	Chief Executive Officer

NAM TAI ELECTRONICS, INC.
Appointment of New Chief Executive Officer
VANCOUVER, CANADA — December 4, 2006 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) announced that Mr. Warren Lee was appointed Chief Executive Officer (“CEO”) of the Company with a commencement date of December 1, 2006. Mr. Lee, since March 2004, has been a Director of one of the Company’s subsidiaries Nam Tai Electronic & Electrical Products Limited (“NTEEP”), which is listed on the Hong Kong Stock Exchange.
Mr. Lee started his career in corporate banking with ABN Amro Bank N.V. in 1988, before moving to the investment banking arm of Sun Hung Kai International Limited (“Sun Hung Kai”) in 1992. He became a director of Yu Ming Investment Management Limited (“Yu Ming”) in 1996, before joining Yu Ming in 1997. Both Yu Ming and Sun Hung Kai are merchant banks engaged in the business of new listings and corporate takeovers as well as investment management. Mr. Lee has advised in over 200 corporate transactions of listed companies in Hong Kong since 1992 including advising in relation to the proposed privatization of NTEEP in 2005.
Mr. Lee graduated from University of East Anglia in England in 1986, and obtained a Master of Science degree from The City University Business School in London in 1988. Mr. Warren Lee is licensed by the Securities and Futures Commission under the Securities and Futures Ordinance (Cap 51 of the Laws of Hong Kong) to carry out securities advisory, corporate finance advisory and asset management activities.
“I am happy to see that our management team continues to be strengthened with a good balance between internally promoted individuals with proven track records, and externally recruited professionals who expand the knowledge and experience base of the existing management team,” commented Mr. Koo, Nam Tai’s Chairman. “ The Company welcomes Mr. Lee to the Nam Tai team as CEO and is also looking to have a new Chief Financial Officer join the Company. Until a new Chief Financial Officer reports for duty, Ms. Patinda Lei, will continue to fill the duel role as Chairman of Zastron Electronic (Shenzhen) Co., Ltd., and act as Chief Financial Officer of the Company.”
About Nam Tai Electronics, Inc.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, RF modules, FPC sub-assemblies and image sensors modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators, digital camera accessories and BluetoothTM wireless headset accessory for use with cellular phones.

Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“JIC”). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock codes of NTEEP and JIC in The Stock Exchange of Hong Kong are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely upon reliance on such information.